Exhibit 99.15

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total wins 10 exploration licenses during Brazil’s 11th Bid Round

Paris, May 16, 2013—Total announces that it has been awarded 10 new exploration licenses during Brazil’s 11th bid round.

Total will be the operator with 40% interest in five blocks situated in the Foz do Amazonas basin (FZA-M-57, FZA-M-86, FZA-M-88, FZA-M-125 and FZA-M-127) and with 45% interest in one block (CE-M-661) in the Ceara basin. In addition, Total has acquired a 25% working interest in three blocks (ES-M-669, ES-M-671 and ES-M-743) in the Espirito Santo basin as well as a 50% interest in one block (BAR-M-346) in Barreirinhas basin.

“Thanks to our winning bids for a large number of very promising deep offshore blocks in Brazil in one of the most important licensing rounds in the world, Total has expanded its prospecting and operating acreage in the country, which was one of our main objectives in 2013. We will be able to play a key role in Brazil’s dynamic exploration sector,” commented Marc Blaizot, Senior Vice President, Exploration at Total. “These acquisitions will be major drivers of Total’s strategy of profitable growth in the deep offshore. They also bolster our solid portfolio of prime assets on both sides of the Atlantic, in Africa and the Americas. And we are delighted to be able to put our deep offshore expertise to work for Brazil, alongside Petrobras and our other partners,” he added.

Total will be in partnership with Petrobras, BP, Statoil, OGX and Queiroz Galvão.

Total in Brazil

Total is currently operator of the Xerelete field, located around 250 kilometers off the coast of Rio de Janeiro in the Campos basin, in which further drilling activities are planned to acquire more reservoir data and prove more resources. Total also holds a 20% interest in Block BM-S-54, where the Gato do Mato discovery is being appraised.

Aside from E&P activities, Total is also present in several other industrial segments through its affiliates Total Gás e Electricidade do Brasil, Total Lubrificantes, Hutchinson, CCP Composites, Bostik and Atotech and employs around 3,000 people in the country. Total owns 9.7 % of the Bolivia-Brasil (TBG) and 25 % of the TSB (Transportadora Sulbrasileira de Gás S.A.) gas pipelines.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com